FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Director Shareholding announcement released 17 April, 2003

Mr Peter Cadbury, appointed as a Non-Executive Director of Celltech Group plc on 10th April 2003, has purchased 10,000 shares in Celltech. The details of this share purchase are listed below on Form Schedule 11. Mr Cadbury is Chairman of Peter Cadbury & Co. Limited and is Non Executive Chairman of DTZ Corporate Finance Limited. He is also an Advisory Director for Troy Corporation Inc. and REL. Previously he was Deputy Chairman of Morgan Grenfell & Co. (now the investment bank of Deutsche Bank) and Chairman of Close Brothers Corporate Finance.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Celltech Group plc

2. Name of director

Mr Peter Cadbury

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr Peter Cadbury

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/a

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Share purchase

7. Number of shares / amount of stock acquired

10,000 Ordinary 50p Shares

8. Percentage of issued class

0.003%

9. Number of shares/amount of stock disposed

N/a

10. Percentage of issued class

N/a

11. Class of security

Ordinary 50p Shares

12. Price per share

290.75p

13. Date of transaction

16 April 2003

14. Date company informed

16 April 2003

15. Total holding following this notification

10,000

16. Total percentage holding of issued class following this notification

0.003%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/a

18. Period during which or date on which exercisable

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved: class, number

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-

22. Total number of shares or debentures over which options held following this notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Anita Dowling

(01753) 777106

25. Name and signature of authorised company official responsible for making this notification

Anita Dowling

Date of Notification

17th April 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 17 April, 2003